Filed pursuant to Rule 433
Registration Statement No. 333-148982

Zion Oil & Gas Newsletter
March 4, 2011

Dear Shareholder and/or Friend of Zion...

Since my previous update to you on February 18, 2011, on the operations side of Zion's business we are now 'directionally' drilling the Ma'anit-Joseph #3 well (meaning that we are drilling at a slight angle to the vertical) and on the administrative/shareholder relationship side of Zion we fielded a team at the annual National Religious Broadcasters (NRB) Convention in Nashville, Tennessee.

The Ma'anit-Joseph #3 well is already one of the deepest wells ever drilled onshore Israel. Almost certainly, stratigraphically (i.e. with regard to the age of the sedimentary rocks in the rock strata), in Northern Israel, no-one has ever drilled as deep as our current well has already been drilled.

You can read an operational update below. Our latest projection indicates that we should reach the Ma'anit-Joseph #3 well's target depth in late April 2011, assuming no additional technical difficulties occur.

Please note that the $4.00 exercise price opportunity regarding Zion Warrants with the trading symbol ZNWAW is now only available for a very few days, until 5:00 p.m. Eastern Time on March 7, 2011.

After March 7, 2011 and through January 31, 2012, the scheduled expiration date of the ZNWAW warrants, the ZNWAW warrants will be exercisable at the original exercise price of $7.00 per warrant, after which date they will expire with no value.

If you hold ZNWAW warrants,
you should carefully review both the press release
and my comments below.

To read the full press release regarding the ZNWAW warrants, please click here.

2011 NRB Convention and Exposition

The NRB Convention and Exposition

The NRB Convention is an international event that networks thousands of Christian communicators. Those attending (nearly 300 companies) include Radio and TV Station Executives and Managers, Program Hosts, Producers and Programmers, Engineers, Pastors, Lay Ministers and Educators.

As you can see from the photograph, Zion was able to get its message across to those attending. In addition to sponsoring an excellent Zion Oil & Gas booth, we also placed a large Zion Oil & Gas banner at the entrance and gave everyone attending a Zion tote bag containing informational material.

Left to Right: John Brown, Richard Rinberg and Dan Celia, on the national, live radio program, Financial Issues Live, on the American Family Radio Network

John Brown and Richard Rinberg being interviewed on IRN Radio

Zion's Founder and Chairman, John Brown, and I gave various interviews and explained Zion's oil exploration work in Israel. At Zion's booth, our staff worked very hard at answering the many questions put to them and received many messages of support from both old stockholders and prospective new ones.

Here is this week's operational update:

The Ma'anit-Joseph #3 Wellsite

Drilling Operations at the Ma'anit-Joseph #3 Wellsite

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

In the previous update, we noted that we had recently set a cement plug in the vertical section of the hole.  Subsequently, the cement plug was successfully tested and the necessary directional drilling equipment arrived from Europe so that well sidetrack operations could begin.

In the sidetrack operations we directionally drill the new wellbore using a downhole motor located just above the drill bit.  The benefits of using a downhole motor are that it allows for a faster penetration rate and greater control in steering the drill bit along the designated well path. The new, directionally drilled well path will closely follow the originally intended vertical well path towards the same geologic target in the Permian formation.

The 'kick-off' point or starting point for the new directional hole well was at a depth of approximately 4,030 meters (13,220 feet). We are using a special type of drill bit, called a PDC bit, during the early drilling of the new directional hole.  A PDC bit is a Polycrystalline Diamond Compact bit (see illustration example below) that is often used for specialty type of operations such as directional drilling.

PDC Drill Bit

In addition to modifying our downhole drilling tool assembly, we have also enhanced our mud system so that we should have better control in managing the geologic formations that caused us previous problems.

As of Friday, March 4, 2011, we have directionally drilled to a depth of 4,205 meters (13,795 feet) MD.  When drilling a directional well, the reference to “MD” means Measured Depth or the total length of well drilled.  This distinguishes from “TVD” which means True Vertical Depth or the equivalent depth of the well if drilled vertically.

Opportunity regarding Zion Warrants with the trading symbol: ZNWAW

In January 2009, Zion completed a follow-on offering and issued approximately 666,000 warrants with a $7.00 exercise price.

In order to raise significant additional working capital for Zion's exploration and development activity in Israel and simplify our capital structure, we have temporarily reduced the exercise price of the warrants trading under the symbol ZNWAW to $4.00 (from the $7.00 exercise price provided by the original terms of the Warrants).

The reduced exercise price applies to all of Zion's currently outstanding Warrants that trade under the symbol ZNWAW.

The $4.00 exercise price on ZNWAW warrants will be available until 5:00 p.m. Eastern Time on Monday, March 7, 2011, but please note that after March 7, 2011 and through January 31, 2012, the scheduled expiration date of the ZNWAW warrants, the ZNWAW warrants will be exercisable at the original exercise price of $7.00 per warrant, after which date they will expire with no value.

You can find details regarding the offer on Zion's website. Please click here.

If you hold the ZNWAW warrants, please consider this opportunity.

Finally, you may be interested in an informative article regarding Israel's continuing offshore hydrocarbon discoveries published by the Society of Petroleum Engineers in the March 2011 edition of their Journal of Petroleum Technology. You can read the article by clicking here:

As you can read in the article, The United States Geological Survey (USGS) estimates that the Levant basin holds a mean of 1.7 billion barrels of recoverable oil and a mean of 122 trillion cubic feet of recoverable gas. The article notes that the USGS assessment relies heavily on work done in the prior decade by three people, one of whom is Zion Board member and Israel's previous Commissioner for Oil & Gas, Dr. Yehezkel Druckman. Zion's exploration areas all fall within the Levant basin...

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg
CEO of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION or 1-888-891-9466

Contact Information
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
More information about Zion is available at www.zionoil.com or by contacting Mike Williams at:
Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300, Dallas, TX 75231
telephone 1-214-221-4610
email: dallas@zionoil.com